UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 29, 2024

MEGOLA INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0492605
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8891 Brighton Lane, Suite 108, Bonita Springs FL 34135

(Full mailing address of principal executive offices)

(888) 587-1698

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 9. OTHER EVENTS

On July 3, 2024, Megola, Inc. (the “Company”) reported a change to its independent registered public accounting firm. The Company commenced an audit of its financial results for the fiscal year ended March 31, 2024 as soon as practicable following the formal engagement of the successor audit firm.

As a result of the delay in commencement of the audit process for the year ended March 31, 2024, however, the Company does not expect to timely file its Annual Report on Form 1-K as of 5:30 ET today, July 29, 2024.

The Company is in the process of addressing final audit inquiries and expects to file the required Annual Report (the “Report”) on or before August 5, 2024.  The Company expects that OTCMarkets may reflect a yield sign on its website with respect to the Company to notify investors of the late filing of this Report.  Upon filing of the Report, the yield moniker should be removed within twenty-four (24) hours and the Company expects to return to Pink Current Information.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGOLA, INC.
(Exact name of issuer as specified in its charter)

Date: July 29, 2024	/s/ Robert Gardiner
Robert Gardiner, CEO, President and Director

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